UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Logility, Inc. (Name of Subject Company (Issuer))

American Software, Inc.
(Name of Filing Person (Offeror)

Common Stock, No Par Value
(Title of Class of Securities)

54140Y 10 3
(CUSIP Number of Class of Securities)

Vincent C. Klinges Chief Financial Officer American Software, Inc. 470 East Paces Ferry Road, N.E. Atlanta, Georgia 30305 (404) 264-5477
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with a copy to: Sam Chafetz Baker, Donelson, Bearman, Caldwell & Berkowitz, PC 165 Madison Avenue, Suite 2000 Memphis, Tennessee 38103

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for filings that contain only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☒	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Schedule TO relates to the pre-commencement communications of an offer by American Software, Inc. to purchase up to all the outstanding common stock of Logility, Inc. not currently owned by American Software at a price of $5.10 per share net to the seller in cash, without interest.

This Schedule TO is intended to satisfy the filing requirements under Rule 13e-4(c)(1) and Rule 14d-2(b)(2) under the Securities Exchange Act of 1934, as amended.

American Software, Inc. has not commenced the tender offer that is referred to in this Schedule TO. The description of the tender offer contained in this Schedule TO is neither an offer to purchase nor a solicitation of an offer to sell shares of Logility, Inc. Upon commencement of such tender offer, American Software, Inc. will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and other documents, including an Offer to Purchase. LOGILITY, INC.’S SHAREHOLDERS SHOULD READ CAREFULLY THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS MAY OBTAIN A FREE COPY (WHEN AVAILABLE) OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE, WWW.SEC.GOV OR MAY REQUEST THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS FROM AMERICAN SOFTWARE BY DIRECTING A REQUEST TO: PATRICIA MCMANUS, INVESTOR RELATIONS COORDINATOR, AMERICAN SOFTWARE, INC., 470, E. PACES FERRY ROAD, ATLANTA, GEORGIA, 30305. PHONE: (404) 364-7615, OR FAX: (404) 264-5298.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued by American Software, Inc. dated March 18, 2009